Exhibit 21.1

Subsidiaries of MSD Investment Corp.

The following list sets forth our consolidated subsidiary, the state under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in the subsidiary:

MSD BDC SPV I, LLC (Delaware)—100%

The subsidiary listed above is consolidated for financial statement purposes.